UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 001-33858

CHINAEDU CORPORATION

(Translation of registrant’s name into English)

ChinaEdu Corporation

4th Floor-A, GeHua Building,

QinglongHutong No 1, Dongcheng District

Beijing, 100007 People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CHINAEDU CORPORATION

Form 6-K

CONTENTS

Signatures
Exhibit 99.1 —	Notice of Extraordinary General Meeting to be Held on March 6, 2009 and Proxy Statement for Extraordinary General Meeting
Exhibit 99.2 —	Proxy Form Sent to Holders of Ordinary Shares
Exhibit 99.3 —	Depositary’s Proxy Form for Holders of ADRs Evidencing Ordinary Shares

Attached hereto is a copy of the Notice of Extraordinary General Meeting of ChinaEdu Corporation (“ChinaEdu”) and Proxy Statement, which have been sent to holders of our ordinary shares and to holders of American Depositary Receipts (“ADRs”) representing our ordinary shares in connection with the Extraordinary General Meeting of ChinaEdu to be held on March 6, 2009 in Beijing, China.  Also attached hereto is a copy of the related Proxy Form that was sent to holders of ordinary shares of ChinaEdu and a copy of the Depositary’s Proxy Form, which The Bank of New York, as depositary, sent to holders of ADRs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINAEDU CORPORATION

By:	/s/ Julia Huang
	Name:	Julia Huang
	Title:	Chairman and Chief Executive Officer

Date: February 17, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting to be Held on March 6, 2009 and Proxy Statement for Extraordinary General Meeting

99.2	Proxy Form Sent to Holders of Ordinary Shares

99.3	Depositary’s Proxy Form for Holders of ADRs Evidencing Ordinary Shares